EXHIBIT 2

Clinton Group Announces Availability of Definitive Proxy Materials
for XenoPort Annual Meeting

NEW YORK, April 25, 2014 /PRNewswire/ --  Clinton Group, Inc. announced today that its definitive proxy materials for the XenoPort, Inc. (Nasdaq: XNPT) annual meeting are available. The meeting is scheduled for June 11, 2014.

The Clinton proxy materials will be mailed to stockholders shortly and can be accessed free of charge at http://1.usa.gov/1jLnrUu or at the website maintained by the Securities and Exchange Commission, www.sec.gov.

“With the stock down 90% since the start of 2008, we believe it is time for change at XenoPort,” said Gregory P. Taxin, President of Clinton Group, Inc. “We encourage our fellow stockholders to read our materials and vote with us to change three of the nine members of the Board of Directors.”

A copy of the cover letter sent to XenoPort stockholders is included below:

To Our Fellow Stockholders of XenoPort:

We are investors alongside you in XenoPort, Inc. (“XenoPort” or the “Company”). We seek to improve our collective investment prospects and hope you will assist us.

Being an investor in XenoPort has been a disappointing affair. For the one-, three- and five- year periods ended April 15, 2014, the price of the Company’s common stock is down 41%, 48% and 77%, respectively, compared with the Nasdaq Biotechnology Index (the “Biotech Index”), which is up 29%, 110% and 238%, during the same periods. Investors in the Company’s 2005 initial public offering have lost more than half of their initial investment over the last eight years while biotechnology stocks, as measured by the Biotech Index, have tripled.

The Company has spent more than $750 million during its history, yet today has an enterprise value of just $145 million and no significant commercial success. Still, the Company has asked you to support the status quo. In doing so, the Company’s proxy materials focus on the credentials of the incumbent members of the Company’s board of directors (the “Board”) and the Chief Executive Officer (the “CEO”). We do not deny that their biographies are impressive. But the results are something else. And, as stockholders, it is the results that matter.

We believe the Board and CEO – however well-credentialed and great-intentioned they may be – have made some awful capital allocation decisions with our (and your) money. The most recent of such decisions was the use of expensive, biotechnology equity capital to build a full commercial business around Horizant, a restless leg syndrome drug with no proven differentiation in a market that has largely gone generic. The $30-40 million spent over the last twelve months on this frolic has cost stockholders dearly: the expenditure predictably necessitated an equity financing that was 20% dilutive to the stockholders’ ownership of the Company’s potential blockbuster compound, XP23829 (“829”).

In a public letter to the Board last October, we warned that this spending on Horizant and concomitant equity dilution would surely destroy stockholder value. But the Board refused to modify the Company’s course and the CEO went so far as to predict in a call with us that an equity raise would increase the stock price. Alas, they were wrong. The money has been spent, Horizant is no closer to being a commercial success, our collective ownership of 829 has been significantly diluted and – in the ultimate verdict – the stock price has fallen approximately 25% since our October 2013 letter, while the Biotech Index is up 15%. One more swing, and one more miss, for Team XenoPort.

We have reached the conclusion that it is time for a change. We do not think it prudent for stockholders to leave in place, undisturbed, a Board that has presided over so much value destruction and what we believe to be imprudent allocation of capital. We are seeking to replace three of the nine sitting directors with experienced, independent professionals that we believe would bring financial acumen, investment judgment and capital allocation expertise to the Company, if elected. None of these individuals is associated with our firm; each, if we may say so, has impressive credentials of their own. More importantly, they will bring new perspective to the Board. We would seek even more change, but the Board has refused our request to de-stagger the Board and put all of the directors to a binding vote this year. It is disappointing that our fiduciaries are unwilling to be held accountable to stockholders. We have, instead, submitted non-binding resolutions on the performance of each continuing director who is not up for election at the annual meeting and encourage you to vote with us to disapprove the performance of each of them.

Since the start of 2008, XenoPort’s stock price is down more than 90%. Fifteen years into the life of XenoPort, we believe the Company’s owners should exert their rights and insist on change. We ask for your support in electing new directors at XenoPort and sending a message to the remaining directors that the Company’s stockholders expect more than credentials: We expect results.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (855) 305-0857.

Thank you for your consideration,

George E. Hall
Chief Executive Officer

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Important Additional Information

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., GEH CAPITAL, INC., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND KEVIN J. CAMERON, RAEL MAZANSKY, M.D. AND CHARLES A. ROWLAND, JR. (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF XENOPORT, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY

SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 208-8902.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON APRIL 25, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: N. Lennox, +1-212-825-0400.